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August 15, 2007	FILE NO: 68748.000004

VIA EDGAR

Ms. Jennifer Hardy, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	FBR Capital Markets Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed on July 30, 2007
File No. 333-138824

Dear Ms. Hardy:

As counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (File No. 333-138824) (the “Registration Statement”) filed by the Company on the date hereof, together with the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated August 10, 2007.

For convenience of reference, each Staff comment contained in your August 10, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Brigitte Lippmann and Nudrat Salik a courtesy copy of this letter and two courtesy copies of Amendment No. 5 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 4 to the Registration Statement filed with the Commission on July 30, 2007. The changes reflected in Amendment No. 5 have been made in response to the Staff’s comments and for the purpose of updating certain financial information. All page references in the Company’s responses appearing below are to pages of the marked version of Amendment

Ms. Jennifer Hardy, Branch Chief

United States Securities & Exchange Commission

August 15, 2007

No. 5. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Selling Shareholders, page 112

1.	If true, please clarify in the paragraph before the table that JP Morgan Securities and Lehman Brothers are the only selling shareholders that are broker dealers and did not receive the shares being offered as compensation for services; therefore, they are underwriters.

Response: The Company has revised page 117 of the prospectus in response to the Staff’s comment.

2.	You state in the last sentence in the paragraph before the table that “except as noted below,” each selling shareholder affiliated with a broker dealer has represented that it did not intend to distribute the shares. However, it appears that all such selling shareholders have made these representations. Please revise this sentence to disclose which, if any, such selling shareholders have not made these representations.

Response: The Company has revised page 117 of the prospectus in response to the Staff’s comment.

3.	All the selling shareholders “may” be deemed to be underwriters. Therefore, please delete the language in the footnotes for affiliates of broker-dealers stating that “such selling shareholder is not deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act.”

Response: The Company has deleted this language from footnotes (4), (5), (6), (19), (25), (26), (33), (36) and (42) in response to the Staff’s comment.

Ms. Jennifer Hardy, Branch Chief

United States Securities & Exchange Commission

August 15, 2007

4.	Please note that unless you are eligible under Rule 430B of the Securities Act to use a prospectus supplement, you must file a post-effective amendment to identify any shareholders who are unknown at the time of effectiveness. Since you currently are not a seasoned issuer, you may not use a prospectus supplement to update selling shareholder information. Please revise footnote (46) accordingly.

Response: The Company has revised footnote (46) in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/ Daniel M. LeBey

cc:	Brigitte Lippmann
Nudrat Salik
William J. Ginivan